UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

INSULET CORPORATION
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction
of incorporation or organization)

001-33462	04-3523891
(Commission File Number)	(IRS Employer Identification No.)

100 Nagog Park Acton, Massachusetts	01720
(Address of principal executive offices)	(Zip Code)
John W. Kapples
Senior Vice President, General Counsel and Secretary
(978) 600-7000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Item 1.01	Conflict Minerals Disclosure and Report
This Form SD of Insulet Corporation (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1 to December 31, 2020.

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD and is publicly available at: https://investor.insulet.com/static-files/4564a903-5b28-4c0c-b97b-32d036b00d03.

Item 1.02	Exhibit
A Conflict Minerals Report required by Item 1.01 covering the period January 1 to December 31, 2020 has been filed as Exhibit 1.01 to this Form SD.

Item 2.01	Exhibits
The following exhibit is filed as part of this report.

Exhibit No.	Description of Exhibit

1.01	Conflict Minerals Report of Insulet Corporation.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

INSULET CORPORATION

Date: May 25, 2021	By:	/s/ Wayde McMillan
Wayde McMillan
Chief Financial Officer